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Transcript of Podcast Interview with ETF Express

Beverly Chandler: Hi there, this is Beverly Chandler. I'm the managing editor of ETF Express, and I'm here with Bill Herrmann who is the founder and managing partner of Wilshire Phoenix. Hi Bill and welcome to this podcast. Can you give me a brief introduction on who you are and your company Wilshire Phoenix?

Bill Herrmann: Thanks Beverly and thanks so much for having me. My company was formed about two years ago with the premise and belief that better products can be and should be created for the market and that there's too many not meaningful ETFs out there and that investors deserve more. There's so much choice out there that I think investors can be confused and I think by bringing more thoughtful products into the market that aren’t sort of copycats of one another or sort of as I call it, join the race to 0 on commoditized beta. I think that firms like Wilshire, Amplify and Innovator, Pacer, Wisdom Tree, among others, I can keep going but I think the regime of ETF sponsors is upon us and we saw an opening to create more thoughtful strategies and products for investors.

Chandler: And what was your background before you join the ETF industry?

Herrmann: So, my background was in corporate and investment banking and I spent about 15 years at a large investment bank. And I think that that helped me, actually I did close a bunch of ETPS, and what have you, so that obviously gave a ton of experience, but I also ran a derivatives desk. It's kind of quite funny because our purpose is that we don't use derivatives in our products and my two other partners Will Cai and Alex Chang both ran trading desks at very large investment banks as well. So, we kind of saw that derivatives and other complex instruments like futures could be confusing for investors. So, we used our combined knowledge to create products that seek to have the same results without the use of any type of derivatives, futures or any type of leverage.

Chandler: So, you've launched your first product. Can you please tell me what it's called and then tell me give me some details about it?

Herrmann: Sure. Yeah, so we're really excited about it being a successful launch and it's Wilshire wShares Enhanced Gold Trust with the ticker WGLD and it's a really thoughtful product and I think going into the commodity space where there hasn't been really any meaningful innovation particularly in the gold space, I think the only innovation that's really occurred is the type of gold bar that is being stored or the location of where the gold is and I think for a lot of investors that doesn't really matter. I think it's a lot to do with you know, if one is looking for exposure to gold they want, you know, what the sort of tracking what the spot rate is and getting that access and that's why ETFs are so great too because it's not just about WGLD. It's about any other type of ETF. It's about getting access to the product. But if we can do it in a differentiated matter and put a strategy on top of gold. There was a lot of white space for us to work with because nobody's done anything in the space.

Chandler: So, how does your product differentiate from other gold ETF type products?

Herrmann: So, first of all we seek to outperform a standalone investment in gold and also reduce the volatility of gold, again without the use of any type of derivatives, leverage or futures and I think that's a big deal. A lot of times, again, that can make things often complex. I don't think that a lot of retail investors really understand the risks that go into sort of employing those strategies and so we use more of a thoughtful approach and set aside, kind of rip Wall Street out of it, even though we have our Wall Street backgrounds, and use the realized volatility of gold itself and also the realized volatility of the S&P 500 and we call it adaptive exposure. So WGLD adapts to the current market conditions. So, if the S&P 500 is sort of getting quite volatile the allocation to WGLD will increase and vice versa and it also goes kind of the same way with the price of gold if that is experiencing lower volatility allocation will increase and then higher volatility will decrease and the result of that is- I wish I could talk about the historical numbers, but the result of that is seeking to outperform a standalone investment in gold and also reducing volatility. So again, it's outperforming, reducing volatility without the use of derivatives and nobody's ever done that before not even in the sort of the commodities space but in the ETF, in the fund space generally.

Chandler: Last year of course gold saw that extraordinary price rise, which I think hit its peak in August and here you are not so many months later, but you're saying that your product wouldn't necessarily be impacted by the notoriously volatile gold price, is that correct.

Herrmann: That's it. That's the idea behind the product. We couldn't have launched at a better time here with all the uncertainty in the markets not just gold and you know the price of gold is a sort of a complex thing. There's a lot of, like in any asset classes, there is a lot of things driving that price and we're in a sort of a--I always used to think that when people say it's different this time that they were mistaken. I used to just kind of, you know, change the channel on the talking heads, but it's always different this time, right, because we're in a truly unprecedented environment with all the fiscal and economic stimulus historically low rates. Although real rates have been rising, fears of inflation. But you know, I think if you got, 99 economists in a room or a hundred economists in a room, and they all forecasted, you know, 99 of them are probably wrong of what's going to happen. I don't think anybody, you know, I can't tell you what's going to happen in the price of gold or in any asset class for that matter, you know as a trader historically, I mean I can only, and any trader for that matter. We try to go out three to six months in advance and try to use probability and other methods to position yourselves. But with this product and additional products by Wilshire's wShares those sort of set uncertainties in the market and kind of reduce the often-emotional consequences of overtrading - buying high and selling low.

Chandler: Is everything within it going to be designed to try and even out the risk-return ratio?

Herrmann: Well, yeah, I think it's all about stronger risk-adjusted returns, but not just risk-adjusted returns. It's actually that WGLD is outperforming a standalone investment. So, risk-adjusted is one thing right and increasing sharpe ratios, which we've done but actually outperforming and also, reducing volatility.

Chandler: And who do you think will be interested in buying this product?

Herrmann: I personally think that people especially in the environment that we're in should be taking a good look at alternative assets real assets whether it's any type of I think we're in the start of a commodity boom, anything with scarcity I think is sort of undervalued right now, and I think that includes gold. I think silver, other types of precious metals and so if you know somebody's allocation, I think it's borderline, I wouldn't say irresponsible. But you know, the 60/40 model of equities to treasuries is dead. So I think retail investors and institutional investors alike. I mean, they need to have a more sort of thoughtful approach right now because everything is sort of priced to perfection and there needs to be gold is often looked as a safe-haven asset, but it's not without its volatility and that's where this product comes in and again, you know, if you go back just looking at gold as an asset class to the S&P 500 over the last 20 years gold has outperformed the S&P 500 by I think 200 to 300 percent. So if you just held gold instead of equities for the last 20 years. I mean think about that. I mean, I don't think a lot of people know about that. It's an intriguing asset class and it's something that's going to be even more meaningful as the developments happen with the economy going forward and you know, and I don't know what we can kind of forecast probabilities and I think people are discounting inflation because of the enormous fiscal stimulus that came in how could that happen? And then you know, I don't think the Fed is going to raise rates anytime soon. But real rates have been going up. So I think any sort of gold allocation makes sense into one's portfolio whether that's in WGLD or any other method.

Chandler: Thank you so much for your time with us today Bill. It was really nice to hear about your new product WGLD and to hear a little bit more about your new company Wilshire Phoenix. Thank you for being with us.

Herrmann: Thanks so much for having me. Let's do this again real soon. Thanks again.

This material must be accompanied or preceded by a prospectus. Please read the prospectus at https://www.wshares.com/our-funds/wshares-enhanced-gold-trust/ carefully before investing.